March 27, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention: Lyn Shenk

Re:	Dave & Buster’s Entertainment, Inc. Form 10-K for Fiscal Year Ended January 31, 2016 Filed March 29, 2016 File No. 001-35664

Dear Mr. Shenk:

Dave & Buster’s Entertainment, Inc. (the “Company”), submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 15, 2017 relating to the Form 10-K for the fiscal year ended January 31, 2016 of the Company (File No. 001-35664) (the “Form 10-K”) filed with the Commission on March 29, 2016. For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment. After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations of Non-GAAP Financial Measures – EBITDA and Adjusted EBITDA, page 44

1.	We note your response to prior comment 4. The adjustment “change in deferred amusement revenue and ticket liability” in arriving at your non-GAA P measure “adjusted EBITDA” appears to accelerate the recognition of revenue associated with the deferred amusement and ticket liability that otherwise would not be recognized in any of the periods for which adjusted EBITDA is presented. Accordingly, adjusted EBITDA substitutes a tailored revenue recognition method for that prescribed by GAAP and does not comply with Question 100.04 of the staff’s Compliance & Discussion Interpretations on Non-GAA P Financial Measures. Please remove this adjustment from your computation.

Although, for the reasons stated in our March 3, 2017 letter, we do not believe that the adjustments for change in deferred amusement revenue and ticket liability constitute an individually tailored revenue recognition method nor result in misleading disclosure, in response to the Staff’s comment, we will remove this adjustment from our computations.

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (214) 904-2217.

Sincerely,

DAVE AND BUSTER’S ENTERTAINMENT, INC.

/s/ Brian A. Jenkins

Name: Brian A. Jenkins

Title: Chief Financial Officer

BAJ/JLT/ss

sec comment letter 32317